Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 25, 2014

Explanatory note: This article was posted on www.beckersspine.com on August 20, 2014.

5 Reasons Why the Medtronic-Covidien Acquisition Is Good for the U.S. Economy

By Laura Dryda

20 August 2014

Becker’s Spine Review

Medtronic CEO Ishrak Omar used the company’s first quarter 2015 fiscal year financial report to explain why their recently announced acquisition of Covidien will be good for the United States economy.

Since the acquisition was announced, several reports were critical of the company’s acquisition — the biggest in the orthopedic industry totaling $42.9 billion. Shareholders on both sides are suing, alleging an unfair agreement that will leave shareholders high-and-dry. However, it’s the company’s decision to move Medtronic’s headquarters from Minnesota to Ireland — where Covidien is based — that garnered the most attention.

If the transaction is approved, and it’s expected to be approved by the end of the year despite the lawsuits, moving headquarters overseas and establishing the new Medtronic PLC, where tax rates are considerably lower than in the United States. Analysts have panned the move and even President Barack Obama criticized the company’s “tax inversion” strategy, hoping to close the loophole allowing companies to pursue the same tax-avoiding strategy in the future.

However, now Mr. Omar says the move and acquisition is not only good for the company, but good for the United States economy.” Our growth was broad based across businesses and geographies,” he said in the first quarter report. “I was especially pleased that our innovation pipeline is delivering strong results, particularly in the U.S., which had its highest revenue growth performance in five years.”

Here are five reasons why the Medtronic-Covidien acquisition is good for the United States economy:

1. The acquisition will free up cash generated overseas to reinvest in the United States. Shortly after announcing the acquisition, Medtronic pledged to create 1,000 jobs in Minnesota and plans to commit $10 billion in technology investments over the next 10 years in areas such as early stage venture capital investments, acquisition and research and development in the United States.

“In addition to being highly strategic, the Covidien acquisition is also extremely attractive financial[ly] with achievable cost synergies that are expected to make the transaction accretive in the first year on a cash basis and within two years on a GAAP basis,” said Mr. Ishrak in the conference call as reported in Seeking Alpha. “The combined company will also generate significant free cash flow which can be deployed with much greater flexibility.”

2. Shareholders will benefit which will ultimately strengthen the company in the United States. The company has a strategy for future growth, including returning 50 percent of the free cash flow to shareholders; to achieve their goals, the company will focus on therapy innovation, globalization and economic value. “We believe the Covidien acquisition will accelerate these strategies, bolstering our long term market competitiveness as well as the sustainability and consistency of our financial performance,” Mr. Ishrak said.

3. Medtronic’s tax rate on global income will fall around 2 percent after the acquisition. At the same time, Medtronic will continue to pay significant taxes in the United States, including federal, state and local income taxes on all United States earnings, Social Security taxes, property tax and the medical device tax. These taxes represent 45 percent of United States income and the company expects to pay similar rates post-close, according to the Seeking Alpha report.

4. Revenues were strong in the first quarter — exceeding expectations — and are projected to grow through the end of the fiscal year because of the acquisition. The company’s earned $0.93 per share excluding the restructuring charges and costs related to the acquisition, when they were only expected to reach $0.92 per share. The United States revenue was particularly strong, growing 6 percent, driven by the company’s new CoreValve Replacement heart valve. In the financial report, Medtronic reiterated the outlook for fiscal year profits in 2015, estimating a $4 to $4.10 profit per share excluding special items.

5. New innovation will make medical care more economical in the United States and abroad. Therapy innovation was more than half of the company’s global growth during the quarter, and key product launches will continue to drive growth. Today’s healthcare market is insistent upon increasing quality while also lowering the cost of care, allowing patients to return to their normal lives more quickly and lowering complications and reoperations, which come at a considerable cost.

“When combined with our focus on globalization and economic value, further enhanced by our pending acquisition of Covidien, we are well-positioned to further improve our competitive position and long-term growth profile,” Mr. Ishrak said in the Seeking Alpha report.

Later in the report, he added, “Covidien has extensive emerging market R&D and manufacturing while Medtronic has well-established clinical expertise. These capabilities applied across a much broader product offering will significantly increase the number of attractive solutions that we can offer to governments and major providers. Finally this transaction enhances Medtronic’s ability to deliver economic value to a broader range of stakeholders. The value proposition of Covidien’s technologies primarily delivers hospital efficiency.”

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The statement in this linked article that the acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding financial period. In addition the reference in the article to earnings accretion on a cash basis in the first year is to the first full financial year following expected close, being financial year 2016. The reference in the article to earnings accretion on a GAAP basis with two years is to financial year 2018.

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